Exhibit 99.1

For Immediate Release

NOVADAQ Reports First Quarter 2015 Financial Results

Toronto, Ontario – April 28, 2015 - Novadaq Technologies Inc. ("NOVADAQ" or the “Company") (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, today announced financial results for its first quarter ended March 31, 2015. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (“U.S.”) dollars.

For the three months ended March 31, 2015, NOVADAQ reported revenues of $11.7 million, an increase of 14% from $10.3 million in the first quarter of 2014. Product sales increased by $1.7 million, or 18%, primarily due to a 45% increase in recurring revenue, partially offset by a 1% decrease in capital sales. Revenue recognized on SPY Elite kit sales increased by 34% as a result of the Company recognizing 100% of SPY Elite sales, offset by an approximate 16% decrease in the number of SPY Elite kits sold.

“While we more than doubled the size of our sales team over the course of the past six months, we didn’t have adequate sales coverage early enough in Q1 to maintain overall SPY Elite kit sales volumes,” said Arun Menawat, NOVADAQ’s President and Chief Executive Officer. “That said, starting from a relatively weak January, SPY Elite kit sales volumes trended up throughout the rest of the first quarter and that positive momentum has thus far continued into Q2.”

First quarter gross profits of $7.5 million (64% margin) compared to gross profits of $6.7 million (65%) in the same period last year.

Net loss for the 2015 first quarter was $11.3 million, or $0.20 loss per share, compared with a net loss of $16.1 million, or $0.29 loss per share, in Q1-2014. The decrease in net loss was a result of non-cash warrant revaluation income of $23,000 in Q1-2015, compared to non-cash revaluation expense of $11.9 million in Q1-2014 and an increase in gross profit of $0.8 million. Offsetting these amounts was an increase in operating expenses of $7.9 million.

First quarter 2015 operating burn (cash consumed by operating activities before changes in working capital) was $8.3 million compared to $2.2 million in the first quarter of 2014. This difference in operating burn was mainly driven by increased selling and distribution expenses associated with the continued build-out of NOVADAQ’s direct sales and marketing infrastructure. During Q1-2015, working capital consumed was $0.6 million, and $0.9 million was used to build SPY technology systems for evaluation and placement.

Cash and cash equivalents were $133.0 million at March 31, 2015, reflecting a decrease of $8.4 million compared to the cash position as at December 31, 2014.

During the 2015 first quarter, 129 SPY technology systems, including FIREFLY, were shipped globally. Exiting the quarter, the worldwide installed base of SPY technology systems was approximately 1,854.

The Company estimates that the number of procedures performed using SPY technology systems during the first quarter was approximately 8,800, representing an increase of 33% over year-over-year and a decrease of 11% sequentially over the previous quarter.

“To support our transition from a company that has been known best for its partnership based business model to one that is driven primarily by its own direct sales efforts, we invested heavily in our sales force in Q1, with selling and distribution expenses increasing from $7.5 million in Q4-2014 to $12.5 million in Q1-2015,” continued Dr. Menawat. “The returns from this sales force investment will begin to be realized starting in the second half of the year.”

Current 2015 Outlook

As previously disclosed, based on the Company’s business planning and budgeting activities, NOVADAQ anticipates its full year revenue for the fiscal year ending December 31, 2015 to be approximately $65 million, representing total year-over-year revenue growth of approximately 40%.

Conference Call Details

NOVADAQ is pleased to invite all interested parties to participate in a conference call today, April 28, 2015 at 4:30 p.m. Eastern Time, during which the results will be discussed.

Those wishing to access the live conference call by telephone should dial 1-877-407-8031 (Canada and the United States) or 1-201-689-8031 (International) several minutes prior to the beginning of the call.

A replay of the conference call can be accessed by dialing 1-877-660-6853 (Canada and the United States) or 1-201-612-7415 (International) and entering the conference identification number 13607157 when prompted.

The call will also be archived for 90 days on the Company’s website at novadaq.com under the “Events” tab in the Investor’s section. A replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on NOVADAQ’s website.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 130 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA is used to assess perfusion in patients being treated for non-healing wounds. In December 2014, NOVADAQ and LifeNet Health jointly announced the signing of a multi-year agreement appointing NOVADAQ the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOVADAQ, SPY, PINPOINT and LUNA are registered trademarks of Novadaq Technologies Inc. DermACELL is a registered trademark of LifeNet Health.

For more information, please contact:

Stephen Kilmer
Investor Relations
1-647-872-4849
skilmer@novadaq.com

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)
(expressed in U.S. dollars, except common shares outstanding)

	As at	As at
	March 31,	December 31,
	2015	2014
ASSETS
Current assets
Cash and cash equivalents	$133,014,195	$141,447,544
Accounts receivable	14,937,658	13,503,303
Prepaid expenses and other assets	2,191,903	1,205,250
Income taxes recoverable	29,341	29,341
Inventories	7,213,011	6,798,198
	157,386,108	162,983,636
Non-current assets
Property and equipment, net	13,432,609	13,647,819
Intangible assets, net	19,813,514	20,249,915

Total Assets	$190,632,231	$196,881,370

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$7,389,341	$5,345,539
Provisions	308,954	335,204
Deferred revenue	590,179	403,816
Distribution rights payable	250,000	250,000
	8,538,474	6,334,559

Non-current liabilities
Deferred revenue	824,896	551,875
Distribution rights payable	1,656,867	1,630,819
Shareholder warrants	21,436,142	25,873,085

Total Liabilities	$32,456,379	$34,390,338

Shareholders' Equity
Share capital	$321,696,298	$315,651,455
Contributed surplus	13,060,281	12,134,913
Deficit	(176,580,727)	(165,295,336)

Total Shareholders' Equity	$158,175,852	$162,491,032

Total Liabilities and Shareholders' Equity	$190,632,231	$196,881,370

Total number of common shares outstanding	56,162,959	55,572,568

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)
(expressed in U.S. dollars)

	For the three month period ended
	March 31, 2015	March 31, 2014

Product sales	$11,067,180	$9,391,391
Royalty revenue	452,380	405,000
Partnership fee revenue	—	325,000
Service revenue	171,781	176,831
Total revenues	11,691,341	10,298,222
Cost of sales	4,220,144	3,601,897
Gross profit	$7,471,197	$6,696,325

Selling and distribution costs	12,497,654	6,707,560
Research and development expenses	3,622,553	2,254,918
Administrative expenses	2,686,706	1,980,074
Total operating expenses	$18,806,913	$10,942,552

Loss from operations	(11,335,716)	(4,246,227)

Finance costs	(26,048)	—
Finance income	53,743	68,380
Shareholder warrants revaluation adjustment	22,630	(11,943,918)
Gain on investment	—	25,000
Loss before income taxes	(11,285,391)	(16,096,765)
Income tax expense	—	(14,537)
Net loss and comprehensive loss for the period	($11,285,391)	($16,111,302)
Basic and diluted loss and comprehensive loss per share for the period	($0.20)	($0.29)

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(expressed in U.S. dollars)

	For the three month period ended
	March 31, 2015	March 31, 2014
OPERATING ACTIVITIES
Net loss and comprehensive loss for the period	($11,285,391)	($16,111,302)
Items not affecting cash
Depreciation of property and equipment	1,216,374	1,152,552
Amortization of intangible assets	436,401	88,324
Stock-based compensation	1,347,748	776,071
Gain on investment	—	(25,000)
Imputed interest on distribution rights payable	26,048	—
Shareholder warrants revaluation adjustment	(22,630)	11,943,918
	(8,281,450)	(2,175,437)
Changes in non-cash working capital
Increase in accounts receivable	(1,434,355)	(607,656)
(Increase) decrease in prepaid expenses and other assets	(986,653)	290,886
(Increase) decrease in inventories	(414,813)	243,625
Increase (decrease) in accounts payable and accrued liabilities and provisions	2,050,284	(1,146,367)
Increase (decrease) in deferred revenue	186,363	(30,984)
Net change in non-cash working capital balances related to operations	(599,174)	(1,250,496)

Increase (decrease) in long-term deferred revenue	273,021	(298,817)

Cash used in operating activities	($8,607,603)	($3,724,750)

INVESTING ACTIVITIES
Purchase of property and equipment	(1,206,099)	(2,290,707)
Disposals of property and equipment	204,935	84,780
Redemption of investment	—	25,000
Cash used in investing activities	($1,001,164)	($2,180,927)

FINANCING ACTIVITIES
Repayment of government assistance	—	(17,587)
Proceeds from exercise of options	508,941	752,390
Proceeds from exercise of warrants	699,209	—
Cash provided by financing activities	$1,208,150	$734,803

Net decrease in cash and cash equivalents	(8,400,617)	(5,170,874)
Impact of foreign exchange on cash and cash equivalents	(32,732)	(2,334)
Cash and cash equivalents at beginning of period	141,447,544	182,329,782

Cash and cash equivalents at end of period	$133,014,195	$177,156,574